UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*
                                             ---

                      International Cosmetics Marketing Co.
                      -------------------------------------
                                (Name of Issuer)

                         Common Stock (par value $.001)
                         ------------------------------
                         (Title of Class of Securities)

                                    45938M103
                                    ---------
                                 (CUSIP Number)

                                  Nico P. Pronk
           1801 Clint Moore Road, Suite 110, Boca Raton, Florida 33487
                                 (561) 994-1191
               -------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                October 13, 2000
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                  SCHEDULE 13D

CUSIP No. 45938M103                                          Page 2 of 6 Pages
-------------------                                          ------------------

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1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Nico P. Pronk
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2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)|_|
                                                                         (b)|X|
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3              SEC USE ONLY

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4              SOURCE OF FUNDS*

               PF; OO
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5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                              |_|

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6              CITIZENSHIP OR PLACE OF ORGANIZATION

               The Netherlands
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                                7          SOLE VOTING POWER **
          Number of                        200,000 shares of Series A
           Shares                          Convertible Preferred Stock and
        Beneficially                       458,875 shares of Common Stock
          Owned by    ----------------------------------------------------------
            Each                8          SHARED VOTING POWER
          Reporting                              0
           Person     ----------------------------------------------------------
            With                9          SOLE DISPOSITIVE POWER
                                           200,000 shares of Series A
                                           Convertible Preferred Stock and
                                           458,875 shares of Common Stock
                      ----------------------------------------------------------
                                10         SHARED DISPOSITIVE POWER
                                                 0
--------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               200,000 shares of Series A Convertible Preferred Stock and 458,875 shares of Common Stock

--------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                              |_|

--------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               90% of issued and outstanding shares of Series A Convertible
               Preferred Stock; and 12.1% of the issued and outstanding shares of Common Stock***
--------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

** Shares of Series A Convertible Preferred Stock are convertible into shares of the common stock of International Cosmetics Marketing Co. at a conversion price per share of $2.50 (subject to adjustment). Each share of Series A Convertible Preferred Stock entitles Mr. Pronk to 75 votes for each vote per share of the Company's common stock on all matters submitted to the holders of the Company's common stock for a vote. Number of shares of common stock owned includes 17,000 shares of International Cosmetics Marketing Co. common stock owned by Noble International Investments, Inc. , a corporation controlled by Mr. Pronk, and 250,000 shares of International Cosmetics Marketing Co. common stock issuable upon the exercise of warrants owned by Noble International Investments, Inc. See response to Item 3 and Item 5.

*** Includes 200,000 shares of Common Stock issuable upon the conversion of 200,000 shares of Series A Convertible Preferred Stock. See response to
         Item 3 and Item 5.

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CUSIP No.45938M103                                            Page 3 of 6 Pages


                                   ATTACHMENT

         The Schedule 13D filed by Nico P. Pronk on October 12, 2000, is amended in its entirety as follows:

Item 1.           Security and Issuer

         This report relates to shares of International Cosmetics Marketing Co. (the "Company") Series A Convertible Preferred Stock which is convertible into the Company's common stock, par value $.001, and shares of the Company's common stock. The address of the Company's principal office is 6501 N.W. Park of Commerce Blvd., Suite 205, Boca Raton, Florida 33487.

Item 2.           Identity and Background

         (a)      Name: Nico P. Pronk

         (b) Principal Business: Mr. Pronk is the principal of Noble International Investments, Inc., an NASD licensed broker-dealer and Noble Capital Management, Inc., an investment advisor registered with the Securities and Exchange Commission.

         (c) Address of Principal Business: 1801 Clint Moore Road, Suite 110, Boca Raton, Florida 33487.

         (d) During the last five years Mr. Pronk has not been convicted in a criminal proceeding.

         (e) During the last five years Mr. Pronk has not been a party to a civil proceeding of a judicial or administrative body.

         (f)      Mr. Pronk is a citizen of The Netherlands.

         Item     3. Source and Amount of Funds or Other Consideration

         On September 27, 2000, Mr. Pronk entered into a Stock Purchase Agreement with the Company pursuant to which Mr. Pronk purchased 200,000 shares of Series A Convertible Preferred Stock of the Company with personal funds for a purchase price of $500,000.00. Two entities unrelated to Mr. Pronk also purchased an aggregate of 21,458 shares of Series A Convertible Preferred Stock of the Company pursuant to the Stock Purchase Agreement. Mr. Pronk disclaims beneficial ownership of the shares of Series A Convertible Preferred Stock purchased by the two unrelated entities. Each share of Series A Convertible Preferred Stock entitles Mr. Pronk to 75 votes for each vote per share of the Company's common stock on all matters submitted to the holders of the Company's common stock for a vote which gives Mr. Pronk voting power in excess of 70% of the issued and outstanding common stock of the Company. Shares of the Series A Convertible Preferred Stock are convertible into shares of the Company's common stock at $2.50 per share, subject to adjustment in certain circumstances. Any shares of the Series A Convertible Preferred Stock that are not converted prior to September 30, 2005, may be redeemed by the Company at a price of $7.50 per share. In the event of a liquidation, dissolution or winding up of the Company, the holders of the Series A Convertible Preferred Stock are entitled to receive a liquidation preference of $2.50 per share of Series A Convertible Preferred Stock prior to any distributions to the holders of the Company's common stock. The consent of the holders of at least a majority of the voting power of the outstanding Series A Convertible Preferred Stock is required prior to the Company entering into material transaction, sale or issuance of any capital stock of the Company, amending its articles of incorporation or bylaws, declaring or paying dividends on any class of stock and taking certain other activities.

         On October 13, 2000, Noble International Investments, Inc. ("NII"), a corporation controlled by Mr. Pronk, entered into a financial consulting agreement with the Company (the "Consulting Agreement"). As partial consideration for NII's services under the Consulting Agreement, the Company issued NII warrants (the "Warrants") to purchase 250,000 shares of the Company's common stock at $2.50 per share. Since Mr. Pronk controls NII, Mr. Pronk is deemed to beneficially own the shares of the Company's common stock issuable upon exercise of the warrants issued to NII. Mr. Pronk is also deemed to beneficially own an additional 17,000 shares

CUSIP No.45938M103                                            Page 4 of 6 Pages


of the Company's common stock owned by NII (the "NII Shares") which Mr. Pronk previously disclaimed beneficial ownership of.

Item 4.           Purpose of the Transaction

         Mr. Pronk purchased the Series A Convertible Preferred Stock for the purposes of making an investment in the Company to give the Company working capital and to give Mr. Pronk voting control of the Company. Each share of Series A Convertible Preferred Stock entitles Mr. Pronk to 75 votes for each vote per share of the Company's common stock on all matters on which the holders of the Company's common stock are entitled to vote. The Series A Convertible Preferred Stock also entitles the holders thereof to vote as a separate class in certain circumstances.

         The shares of the Company's common stock issuable upon exercise of the Warrant are beneficially owned by Mr. Pronk as a result of and as consideration for consulting services to be provided to the Company by NII pursuant to the Consulting Agreement. The NII Shares were acquired for investment purposes.

         As of the date of this filing and except as disclosed herein, Mr. Pronk does not have definitive intentions to cause the Company to take any actions which relate to or would result in:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the Company;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

         (d) Any material change in the present capitalization or dividend policy of the Company;

         (e) Any other material change in the Company's business or corporate structure;

         (f) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (g) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (h) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (i)      Any action similar to any of those enumerated above.

         Mr. Pronk will however continue to evaluate his investment in the Company based on various factors including the Company's financial condition and results of operations and effectiveness of the Company's current management to achieve positive results in connection therewith. Based on such evaluation, and in an effort to maximize long term value of the Company, Mr. Pronk may, in addition to any other action (i) recruit additional members for the Company's Board of Directors (including outside directors) or management team and (ii) remove members of the Company's current Board of Directors. Mr. Pronk does intend to initiate an increase the size of the Company's Board of Directors by adding himself and an unspecified number of other individuals to the board.

CUSIP No.45938M103                                            Page 5 of 6 Pages


Item 5.           Interest in Securities of the Issuer

         Mr. Pronk beneficially owns 458,875 shares of the Company's common stock including: (a) 191,875 shares of the Company's common stock issued to Mr. Pronk in January 1997 as founder's stock; (b) 250,000 shares of the Company's common stock issuable upon exercise of the Warrants; (c) 17,000 shares of the Company's common stock owned by NII which Mr. Pronk beneficially owns; and (d) not including 200,000 shares of the Company's common stock issuable upon the conversion of the Series A Convertible Preferred Stock.

         According to the Company's amended Quarterly Report for the period ended March 31, 2000, there were 4,766,730 shares of the Company's common stock outstanding and no shares of any class or series of preferred stock of the Company then outstanding. Because each share of Series A Convertible Preferred Stock entitles Mr. Pronk to 75 votes for each vote per share of the Company's common stock on all matters submitted to the holders of the Company's common stock for a vote, Mr. Pronk has the right to 15,000,000 votes (or 76% of the total vote) on all such matters (not including Mr. Pronk's ability to vote the additional 208,875 shares of the Company's common stock Mr. Pronk currently beneficially owns or the 250,000 shares of the Company's common stock issuable upon exercise of the Warrants) which gives Mr. Pronk the ability to control the outcome of all matter submitted to a vote of the Company's shareholders. Based on the current conversion price of the Series A Convertible Preferred Stock, the shares of Series A Convertible Preferred Stock owned by Mr. Pronk would be convertible into 200,000 shares of the Company's common stock, which together with the 458,875 shares of the Company's common stock beneficially owned by Mr. Pronk (and assuming exercise of the Warrant) would equal 12.1% of the Company issued and outstanding common stock.

         Mr. Pronk has the sole power to vote and to dispose of all shares of Series A Convertible Preferred Stock and shares of the Company's common stock referenced herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Except as described in this statement, there are no contracts, arrangements, understandings or relationships between Mr. Pronk and any other person with respect to any securities of the Issuer.

Item 7.           Material to be Filed as Exhibits

         Exhibit 1 Stock Purchase Agreement dated September 27, 2000 between International Cosmetics Marketing Co., Nico P. Pronk and two unrelated purchasers.*

         Exhibit 2 Articles of Amendment to the Articles of Incorporation of International Cosmetics Marketing Co. authorizing Series A Convertible Preferred Stock.*

         Exhibit 3 Financial Consulting Agreement dated October 13, 2000, between International Cosmetics Marketing Co. and Noble International Investments, Inc.

   * Previously Filed

CUSIP No.45938M103                                           Page 6 of 6 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                    /s/ Nico P. Pronk
Date: October 20, 2000                             -----------------------------
                                                    Nico P. Pronk, individually